MEMORANDUM OF RESPONSES
RICK’S CABARET INTERNATIONAL, INC.
FILE NO. 001-13922

SEC Comment Letter dated July 9, 2009

1.	In response to the Staff’s comment number 1, we confirm that we will comply with the Staff’s comment in future filings.

2.	In response to the Staff’s comment number 2, we confirm that we will comply with the Staff’s comment in future filings.

RICK'S CABARET INTERNATIONAL, INC.

Date: July 13, 2009	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: July 13, 2009	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer